United Rail, Inc.
9480 S. Eastern Ave., Suite 205
Las Vegas, NV 89123
Telephone 702-481-2343

February 19, 2019

John Stickel

Division of Corporation Finance
Office of Transportation and Leisure
United States Securities and Exchange Commission
Washington, DC 20549

Re:	United Rail, Inc.
Offering Statement on Form 1-A
Filed November 21, 2018
File No. 024-10838

Dear Mr. Stickel:

Kindly be advised that United Rail, Inc. (the “Company”) requests that its Regulation A offering be qualified on Tuesday, February 19, 2019 at 3:00PM.
We have spoken with New York State and they have advised us that the offering is registered in their jurisdiction.
If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/Michael Barron
Michael Barron
Chief Executive Officer